UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: February 28, 2009
SCHEDULE 13G	Estimated average burden hours per response. . 11

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Cbeyond Communications, Inc.

(Name of Issuer)

Common Stock, $0.01 Par Value

(Title of Class of Securities)

149847105

(CUSIP Number)

December 31, 2006

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 149847105

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Madison Dearborn Partners III, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power - 0 -

	6.	Shared Voting Power 4,339,114 (See Item 4)

	7.	Sole Dispositive Power - 0 -

	8.	Shared Dispositive Power 4,339,114 (See Item 4)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,339,114 (See Item 4)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 15.99%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 149847105

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Madison Dearborn Capital Partners III, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power - 0 -

	6.	Shared Voting Power 4,238,636 (See Item 4)

	7.	Sole Dispositive Power - 0 -

	8.	Shared Dispositive Power 4,238,636 (See Item 4)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,238,636 (See Item 4)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 15.62%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 149847105

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Madison Dearborn Special Equity III, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power - 0 -

	6.	Shared Voting Power 94,116 (See Item 4)

	7.	Sole Dispositive Power - 0 -

	8.	Shared Dispositive Power 94,116 (See Item 4)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 94,116 (See Item 4)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.35%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 149847105

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Special Advisors Fund I, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power - 0 -

	6.	Shared Voting Power 6,362 (See Item 4)

	7.	Sole Dispositive Power - 0 -

	8.	Shared Dispositive Power 6,362 (See Item 4)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,362 (See Item 4)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.02%

12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 149847105

Item 1.
	(a)	Name of Issuer Cbeyond Communications, Inc.
	(b)	Address of Issuer’s Principal Executive Offices 320 Interstate North Parkway, Suite 300 Atlanta, GA 30339

Item 2.
	(a)	Name of Person Filing

This Schedule 13G is being jointly filed by each of the following persons pursuant to Rule 13-d(1)(k) promulgated by the Securities and Exchange Commission pursuant to Section 13 of the Securities and Exchange Act of 1934, as amended (the “Act”):

(1) Madison Dearborn Partners III, L.P. (“MDP III”);
(2) Madison Dearborn Capital Partners III, L.P. (“MDCP III”);
(3) Madison Dearborn Special Equity III, L.P. (“MDSE”);
(4) Special Advisors Fund I, LLC (“SAF”);

each of which is referred to as a “Reporting Person,” or collectively, the “Reporting Persons.”  The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is attached as Exhibit A to the Schedule 13G filed by the Reporting Persons on May 4, 2006, pursuant to which the Reporting Persons agreed to file the Schedule 13G and any amendments thereto jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act.

The Reporting Persons may be deemed to constitute a “group” for purposes of Section 13(d)(3) of the Act.  Pursuant to Rule 13d-4 of the Act, the Reporting Persons expressly declare that the filing of this statement shall not be construed as an admission that any such person is, for the purposes of Section 13(d) and/or Section 13(g) of the Act or otherwise, the beneficial owner of any securities covered by this statement held by any other person.  The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described in this Schedule 13G.

	(b)	Address of Principal Business Office or, if none, Residence
The address of the principal business office of each of the Reporting Persons is Three First National Plaza, Suite 3800, Chicago, Illinois 60602.
	(c)	Citizenship MDCP III, MDP III and MDSE are limited partnerships organized under the laws of the State of Delaware. SAF is a limited liability company organized under the laws of the State of Delaware.
	(d)	Title of Class of Securities Common Stock, par value $0.01 per share.
	(e)	CUSIP Number 149847105

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).
Not Applicable.

CUSIP No. 149847105

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

All ownership percentages of the securities reported herein are based upon 27,138,000 shares of Common Stock outstanding as of September 30, 2006, as disclosed in the Issuer’s Quarterly Report filed on Form 10-Q with the Securities and Exchange Commission, for the quarter ended September 30, 2006.

The ownership of each of the Reporting Persons is presented below:
(a)

Amount beneficially owned:

MDCP III is the record owner of 4,238,636 shares of the Common Stock of the Issuer.  MDSE is the record owner of 94,116 shares of the Common Stock of the Issuer.  SAF is the record owner of 6,362 shares of the Common Stock of the Issuer.  The shares of Common Stock of the Issuer held by MDCP III, MDSE and SAF may be deemed to be beneficially owned by MDP III, who is the sole general partner of MDCP III and MDSE and the sole manager of SAF.  John A. Canning, Paul J. Finnegan and Samuel M. Mencoff are the sole members of a limited partner committee of MDP III that have the power, acting by majority vote, to vote or dispose of the shares directly held by MDCP III, MDSE and SAF.  Messrs. Canning, Finnegan and Mencoff and MDP III each hereby disclaims any beneficial ownership of any shares directly held by MDCP III, MDSE and SAF.

(b) Percent of class: See Item 11 of each cover page. See also Item 4(a).
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote See Item 5 of each cover page.
(ii) Shared power to vote or to direct the vote See Item 6 of each cover page.
(iii) Sole power to dispose or to direct the disposition of See Item 7 of each cover page.
(iv) Shared power to dispose or to direct the disposition of See Item 8 of each cover page.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
See response to Item 4.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not Applicable.

Item 8.	Identification and Classification of Members of the Group
Not Applicable.

Item 9.	Notice of Dissolution of Group
Not Applicable.

Item 10.	Certification
Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 13, 2007

MADISON DEARBORN CAPITAL PARTNERS III, L.P.

By: Madison Dearborn Partners III, L.P.
Its: General Partner

By: Madison Dearborn Partners, LLC
Its: General Partner

	By	: /s/ Mark B. Tresnowski
Managing Director

MADISON DEARBORN PARTNERS III, L.P.

By: Madison Dearborn Partners, LLC
Its: General Partner

	By	: /s/ Mark B. Tresnowski
Managing Director

MADISON DEARBORN SPECIAL EQUITY III, L.P.

By: Madison Dearborn Partners III, L.P.
Its: General Partner

By: Madison Dearborn Partners, LLC
Its: General Partner

	By	: /s/ Mark B. Tresnowski
Managing Director

SPECIAL ADVISORS FUND I, LLC

By: Madison Dearborn Partners III, L.P.
Its: Manager

By: Madison Dearborn Partners, LLC
Its: General Partner

	By	: /s/ Mark B. Tresnowski
Managing Director